

Mail Stop 3561

November 9, 2016

Dhruv Shringi
Chief Executive Officer
Yatra Online, Inc.
1101-03, 11th Floor, Tower-B
Unitech Cyber Park
Sector 39, Gurgaon, Haryana 122002
India

> **Re:** **Yatra Online, Inc.**
> **Amendment No. 2 to Registration Statement on Form F-4**
> **Filed November 1, 2016**
> **File No. 333-213862**

Dear Mr. Shringi:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 26, 2016 letter.

General

1. Please tell us whether Terrapin 3 will be separately filing a preliminary proxy statement related to the business combination proposal, and if so when. If Terrapin 3 does not plan to file a preliminary proxy statement please provide us your analysis as to why this is not required.

2. We note your response to our prior comment 17 and that Yatra's shareholders' approval is a condition to the merger. Please add a separate question and answer or disclose and describe this condition in more detail in the summary section. Please describe the "all other matters contemplated thereby" upon which the Yatra shareholders will act.

3. Please disclose when Yatra will seek the approval of its shareholders relative to the date of the Terrapin 3 meeting and whether Yatra will be seeking shareholder approval to authorize the issuance of securities you are registering on this form.

4. Please revise to include updated interim financial statements of Terrapin 3 Acquisition Corporation in your next amendment.

Ownership of Yatra Ordinary Shares Upon Completion of the Transaction, page 15

5. We note from your response to our prior comment 11 that the letter agreement referred to in your response has been filed as Exhibit 10.24 to Amendment 2 to your Form F-4. However, Exhibit 10.24 appears to be related to an agreement with Macquarie and not the letter agreement you refer to. Please file this agreement as an exhibit or tell us where this agreement is currently located in your document.

Notes to Unaudited Pro Forma Condensed Combined Financial Information

3. Unaudited Pro Forma Condensed Combined Balance Sheet Adjustments, page 89

Footnote (13), page 90

6. We note your response to our prior comment 23. Please tell us and disclose in more detail how you determined the amount of the adjustment and why you believe this adjustment amount is factually supportable and should be included in the pro forma financial statements. Although the agreement is part of the transaction, it appears that because the amount is a management estimate, it would not be factually supportable. Please advise or revise to remove the adjustment.

Footnote (4) page 91

7. We note your response to our prior comment 27. Please tell us your consideration for disclosing the modification terms of your Employee Stock Option Grants elsewhere in the document including MD&A and notes to the financial statements.

Beneficial Ownership, page 156

8. We note your response to our prior comment 34 and reissue. Please revise to provide beneficial ownership information as of the most recent practicable date rather than as of

the record date. Similarly, revise the disclosure in beneficial ownership tables beginning on page 178.

Proxy Card

9. Please mark your proxy card as "Preliminary Copies" in accordance with Rule 14a-6(e)(1).

Exhibit Index

10. Please tell us why you have removed the following exhibits from the exhibit index:
   * Addendum between Yatra Online Private Limited and Bennett, Coleman & Co. Ltd., dated August 14, 2014;
   * Second Addendum between Yatra Online Private Limited and Bennett, Coleman & Co. Ltd., dated May 28, 2015;
   * Third Addendum between Yatra Online Private Limited and Bennett, Coleman & Co. Ltd., dated September 21, 2015; and
   * Fourth Addendum between Yatra Online Private Limited and Bennett, Coleman & Co. Ltd., dated August 18, 2016.

You may contact Melissa Gilmore at (202) 551-3777 or Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3859 with any other questions.

Sincerely,

/s/ John Dana Brown

John Dana Brown
Attorney-Advisor
Office of Transportation and Leisure

cc: Jocelyn Arel, Esq.
       Goodwin Procter LLP